June 27, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ibolya Ignat

Kevin Kuhar

Conlon Danberg

Christopher Edwards

Re:	ASP Isotopes Inc.

Amended Draft Registration Statement on Form S-1

CIK No. 0001921865

Submitted May 11, 2022

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of ASP Isotopes Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended Draft Registration Statement on Form S-1 confidentially submitted on May 11, 2022 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated June 7, 2022 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects revisions in response to the Comment Letter and certain other updates.

Amended Draft Registration Statement on Form S-1, submitted on May 11, 2022

Prospectus Summary, page 1

1.	We note that your summary appears to only discuss the positive aspects of the Company. The prospectus summary should provide a brief, but balanced, description of the key aspects of the Company as of the latest practicable date. Please revise the summary to also discuss any negative aspects of the Company’s experience, strategy, and prospects. In particular, please revise the prospectus summary to provide:

●	a statement that the Company has no products approved for commercial sale, has no existing customers and has not generated any revenue to date;

●	a statement that the Company has not yet built a functioning Mo-100 or U-235 manufacturing plant or even demonstrated the ability to produce Mo-100 or U-235 using the ASP technology;
●	a statement that the Company has not yet sought any regulatory approval for application of Mo-100; a brief description of the regulatory approvals that are required for your products; and
●	a statement that neither the Company nor Klydon has any existing patents, pending patent applications or copyrights.

In addition, please note that where the Risk Factor section is more than 15 pages long, you should include in the summary section a bulleted or numbered list no more than two pages long describing the principal risk factors. Please revise the “Risk Factors” section on page 2 of the prospectus to include this summary in addition to a cross reference. Please refer to Item 105(b) of Regulation S-K

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 1, 2 and 3 of Amendment No. 2.

Risks Related to Our Limited Operating History, Financial Position and Need For Additional Capital

Even if this offering is successful, we will require substantial additional capital to finance our operations, which may not be available..., page 9

2.	We note your disclosure on page 103 of the prospectus that, under certain circumstances where a future financing source is introduced to you by the Representative, you have agreed to pay the Representative a cash fee equal to 8.0% of the aggregate gross proceeds received by you from any financing or capital raising transaction of any kind within the 12 months following the effective date of the registration statement. Please mention this tail compensation when discussing the possibility that you may need to seek additional funds sooner than you currently plan.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 10 of Amendment No. 2.

Risks Related to the Development and Commercialization of Our Future Isotopes

We are early in our research and development efforts for Mo-100 and U-235 using the ASP technology. If we are unable to advance our..., page 10

3.	We refer to your disclosure here that you expect to complete the proof of concept phase of the Mo-100 development plan during 2022 and your disclosure on pages 48 and 89 that the Company’s management expects that it could take up to 15 months to complete the initial proof of concept phase. Please reconcile these disclosures.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 11, 49, 58 and 90 of Amendment No. 2.

Regulatory approval for production and distribution of radiopharmaceuticals used for medical imaging and therapeutic treatments may..., page 12

4.	We note your disclosure on page 12 that you “may” need to obtain approval from the FDA, European Medicines Agency (EMA) or other comparable foreign regulatory authorities prior to sale of Mo-100 and your disclosure on page 74 that some of your future isotopes “will also likely be regulated” by healthcare regulators such as the Food and Drug Administration (FDA) in the USA, Health Canada in Canada, the European Medicines Agency in Europe and similar regulators in other countries. Please revise your disclosure here and throughout the prospectus to clearly state whether you believe you will need approval from regulatory authorities in order to commercialize Mo-100. If you believe the need for regulatory approval is uncertain, please discuss the specific reasons for this uncertainty, when and how a determination will be made and the impact this uncertainty will have on your business and operations.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 2, 13 and 75 of Amendment No. 2.

Risks Related to Our Intellectual Property

We may be unable to adequately protect our intellectual property and proprietary rights and prevent others from making unauthorized use..., page 16

5.	We note the disclosure in Note 8. License Agreements to the Consolidated Financial Statements on page F-13 that under the Mo-100 and U-235 license agreements any development efforts improving the intellectual property performed by either Klydon or the Company will be the property of Klydon. Please expand on your disclosure in this risk factor to discuss any material risks regarding Klydon’s ownership of the intellectual property used in your business. Additionally, please reconcile the fact that Klydon will retain ownership of the intellectual property with your statements on page 20 of the prospectus that you anticipate you “will file patent applications both in the United States and in other countries, as appropriate” and that you “intend to seek to protect [your] proprietary position by filing patent applications in the United States and abroad related to [your] current and future development programs and future isotopes to the extent permitted by applicable law.”

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 21, 22 and 23 of Amendment No. 2.

Risks Related to Regulatory Compliance

Our business is and could become subject to a wide variety of extensive and evolving laws and regulations. Failure to comply with such..., page 16

6.	We note your disclosure here that “[t]he design, construction and operation of the Mo-100 enrichment plant are highly regulated and require government licenses, approvals and permits, and may be subject to the imposition of conditions.” We also note references throughout the prospectus to the need to obtain “applicable regulatory approvals.” Please expand your disclosure here and elsewhere in the prospectus to briefly explain the material governmental approvals you or Klydon need to build and operate the plant, including the status and expected timing for applying for and/or receiving such approvals.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 17 of Amendment No. 2.

Risks Related to Our Dependence on Third Parties

Klydon currently performs or supports many of our operating activities and will continue to do so after the closing of this offering..., page 24

7.	There are several references here and elsewhere in the prospectus to PDS South Africa. It appears this entity may be the predecessor to ASP Isotopes South Africa (Proprietary) Limited. Please clarify these references.

Company Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosures on pages 25, 49, 58, 90 and II-3 of Amendment No. 2 to reflect the current name of the Company’s South African subsidiary.

Use of Proceeds, page 41

8.	Although we note your disclosure that you intend to have broad discretion over the use of net proceeds from the offering, please revise your use of proceeds disclosure to indicate how far in the development process you estimate that the allocated proceeds from the offering will enable you to reach. For example, please indicate if you expect to be able to fund the Phase 1, Phase 2 and/or commercialization phase of the Mo-100 development plan without raising additional capital or fund the acquisition of all of the outstanding shares or substantially all of the assets of Klydon. In this regard, we note your disclosure on page 9 of the prospectus that while you believe, based on your current operating plan, that following the offering you will have sufficient cash on hand to fund operations for at least the next 12 months you will require substantial additional capital to support your business operations.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 5 and 42 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Exclusive Mo-100 License, page 47

9.	Please revise your description of the Mo-100 License Agreement to describe the material terms of the agreement. In particular, please describe:

●	the nature and scope of the intellectual property rights transferred under the agreement as it appears neither the Company nor Klydon has any existing patents, patent applications or copyrights;
●	the duration of the agreement and any royalty term;
●	any termination provisions other than if the licensee ceases to carry on activities of Mo-100 enrichment for a period longer than 24 consecutive months;
●	any up-front or execution payments;
●	the aggregate amounts paid or received to date under this agreement;
●	the aggregate future potential milestone payments to be paid or received; and
●	royalty rates or a royalty range

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 48 and 49 of Amendment No. 2.

Exclusive U-235 License, page 48

10.	Please revise your description of the U-235 License Agreement to describe the material terms of the agreement. In particular, please describe:

●	the nature and scope of the intellectual property rights transferred under the agreement as it appears neither the Company nor Klydon has any existing patents, patent applications or copyrights;
●	the duration of the agreement; and
●	any termination provisions other than if the licensee ceases to carry on activities of U-235 enrichment for a period longer than 24 consecutive months

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 49 of Amendment No. 2.

Letter of Intent for Klydon Shares or Assets, page 48

11.	We note that on September 30, 2021, ASP South Africa entered into a letter of intent with Klydon and its largest shareholder with respect to the acquisition of all of the outstanding shares or substantially all of the assets of Klydon. Please tell us how you considered the guidance in Rules 8-04 and 8-05, as well as Article 11 of Regulation S-X in determining whether additional financial statements and pro-forma financial information of Klydon should be included in your filing. Your response should include your significance calculation and all other relevant facts and circumstances that support your conclusion.

Company Response: As disclosed in Amendment No.2, we have a letter of intent with Klydon and its largest shareholder with respect to the acquisition of all of the outstanding shares or substantially all of the assets of Klydon (the “Potential Acquisition”). The original letter of intent, dated September 30, 2021, related to the Potential Acquisition was amended in January 2022. The Company has evaluated the facts and circumstances surrounding the Potential Acquisition to consider whether it could be considered “probable” for financial reporting purposes under Rule 3-05 of Regulation S-X both for purposes of disclosures required in the Registration Statement.

As of the date hereof the Company does not yet consider the Potential Acquisition it is currently pursuing to be probable. According to FRM Section 2005.4, an assessment of probability requires consideration of all available facts. In evaluating the facts and circumstances surrounding the Potential Acquisition, the Company considered the following:

●	although the Company has a letter of intent with Klydon and its largest shareholder and they have agreed to negotiate with the Company on an exclusive basis, the letter of intent, as amended, does not specify a price for the transaction, and due diligence is still ongoing;
●	the letter of intent does not require either party to enter into a definitive agreement;
●	the Potential Acquisition remains subject to approval of the boards of directors of each of the Company and Klydon; and
●	the share purchase agreement and related agreements the Company is in the process of negotiating with Klydon are not yet in agreed form, and as of the date hereof several issues remain open that, if not resolved, will prevent the Company from entering into a definitive agreement with respect to the Potential Acquisition.

Even though the Company has no high degree of confidence that it will be successful in pursuing the Potential Acquisition, as is the nature of mergers and acquisitions activity, it is nonetheless possible that a definitive agreement to acquire Klydon could be reached within a relatively short period of time.

In addition, based on the information currently available to the Company, it not possible to determine whether the Potential Acquisition would be considered significant for financial statement purposes. Klydon is a private company that has not been audited by a PCAOB firm. The Company has requested the delivery of, but not yet received, audited financial statements of Klydon for purposes of analyzing the significance of the Potential Acquisition pursuant to Rule 3-05 of Regulation S-X. The Company acknowledges that, as a smaller reporting company, it would be required to disclose information under Rule 8-04 (Financial Statements of Businesses Acquired or to be Acquired) and Rule 8-05 (Pro Forma Financial Information) of Regulation S-X in the event that the Potential Acquisition would be significant within the meaning of the tests set forth in Rule 1-02(w) of Regulation S-X. At this time, we expect Klydon’s audited financial statements to be available to us during July 2022, and we plan to determine whether the Potential Acquisition would be considered significant for financial statement purposes promptly thereafter.

12.	Please expand on your disclosure regarding your letter of intent with Klydon and its largest shareholder to explain the current status of this acquisition and the expected impact an acquisition of Klydon would have on your business, the offering and your various existing agreements with Klydon.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 49 of Amendment No. 2.

Other Material Agreements, page 48

13.	We note your disclosure regarding the key terms of your other material agreements. Please file the Lease for Molybdenum Processing Plant and Political Risk Insurance Policy with Optio Group as exhibits to the Registration Statement or provide us your basis for determining it is not required pursuant to Regulation S-K, Item 601(b)(10).

Company Response: The Company respectfully acknowledges the Staff’s comment and has filed the Lease for Molybdenum Processing Plant as Exhibit 10.14 to Amendment No. 2. The Company respectfully submits that the Political Risk Insurance Policy with Optio Group need not be filed as an exhibit in that: (i) the material terms of the Political Risk Insurance Policy are fully disclosed in the Registration Statement, and such terms impose no obligations on the Company that are material to Company or its business on a going forward basis, and (ii) the Political Risk Insurance Policy is not a contract upon which the Company’s business is substantially dependent as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K.

Liquidity and Capital Resources

Future Funding Requirements, page 52

14.	We note your disclosure here that your commercial revenues, if any, will be derived from sales of Mo-100 which you do not expect to be commercially available “until at least 2024.” On page 57 of the prospectus, you note that you “expect to commence commercialization of Mo-100 in 2023.” Please reconcile these disclosures. Additionally, we note your statement on page 66 of the prospectus that you “expect limited commercial activity for Mo-100 in the United States during the next two to three years” and “anticipate that most of [your] initial revenues from future sales of [your] Mo-100 will be derived form countries in Asia and EMEA (Europe, Middle East and Africa).” To the extent you anticipate sales will initially be derived from these countries, please state this clearly in the prospectus summary and risk factors section.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 1 and 9 of Amendment No. 2.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 54

15.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Company Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the requested information, once an estimated offering price or range is available. The Company will discuss with the Staff how to submit the requested information in response to the Staff’s request prior to providing such information.

Business

Our Strategy

Complete development and commissioning of Mo-100 enrichment facility located in Pretoria,

South Africa., page 57

16.	We note your statement that you intend to leverage your unique technical expertise to complete the development of your first Mo-100 enrichment facility located in Pretoria, South Africa. However, you appear to be outsourcing this work the Klydon. Please provide clear disclosure throughout regarding which entity will be constructing and commissioning the enrichment facility.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 58 of Amendment No. 2.

Mo-100 produced using ASP technology could support an alternative and potentially more convenient production route for Tc-99m, page 58

17.	We note your disclosure here that “[a]ssuming that the Mo-99 produced from our Mo-100 is determined to be equivalent to currently available Mo-99 and the technetium generator has already received regulatory approval with relevant healthcare regulators, we believe this route to market will not require additional regulatory approvals from the relevant healthcare regulator.” Please expand on this disclosure to explain which regulatory agency or agencies would need to determine that the Mo-99 produced from your Mo-100 is equivalent to currently available Mo-99 and the process and expected timing for receiving such a determination.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 59 of Amendment No. 2.

Continue identifying potential offtake customers and strategic partners for Mo-100, page 58

18.	We note your statement that you have had or are currently in active dialogue or entered into non-binding LOIs with over four potential offtake customers. Please provide an approximate range or a specific number of such potential offtake customers. Additionally, please revise your disclosure to name the strategic advisor with whom you have entered into a consulting and sales commission agreement to support your efforts to identify potential customers in China.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 59 of Amendment No. 2. With respect to the strategic advisor with whom we have entered into a consulting and sales commission agreement, the Company respectfully advises the Staff that while it values its relationship with this individual as a means to support our efforts to identify potential customers for Mo-100 in China, the Company and its business is in no way dependent on this arrangement, and the Company does not believe that it is substantially dependent on it within the meaning of Item 601(b)(10). Although this is the Company’s first consulting and sales commission agreement with respect to making sales of Mo-100, the Company expects to enter into consulting and sales commission agreements with other individuals and entities on substantially the same terms in the future in the ordinary course of business. To date, there have been no sales of Mo-100 because of this arrangement and the Company does not believe that losing this relationship would materially impair the Company’s ability to operate its business as currently contemplated. The Company also believes that it could pursue relationships with other third parties with respect to making sales of Mo-100 in China in the event that the Company loses its relationship with this individual. As a result of these factors, the Company does not believe that the strategic advisor needs to be identified in the prospectus.

Our Strengths

Proven ASP technology developed by Klydon, page 59

19.	Please remove the reference to “proven” ASP technology and balance your disclosure regarding the efficacy and commercial scalability of the ASP technology to note that you have not demonstrated the ability to produce Mo-100 or U-235 using the ASP technology. Additionally, we note your disclosure here and elsewhere in the prospectus that you have exclusive worldwide licenses from Klydon for the production of Mo-100 and U-235 and your disclosure on page 72 of the prospectus that you are “currently conducting a feasibility study with respect to constructing an enrichment facility in either the United States or an international location.” However, on page 17 of the prospectus you note that your exclusive license from Klydon is limited to South Africa for the development of the ASP technology and production of the Molybdenum-100. Please reconcile these disclosures here and elsewhere in the prospectus.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 48, 60, 89 of Amendment No. 2.

The Mo-99 Market, page 66

20.	We note your reference to estimates prepared by Future Market Insights Inc. regarding the size of Molybdenum 99 market revenues in 2020. Please tell us whether the Company commissioned such estimates from Future Market Insights Inc. To the extent it was commissioned by the Company, please file such party’s consent as an exhibit to the registration statement. Please see Securities Act Rule 436.

Company Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the report from Future Market Insights Inc. was not commissioned by the Company or any other party acting on its behalf for use in connection with Company’s Registration Statement and/or the proposed initial public offering; rather, such report was purchased by the Company on the same terms as it may be purchased by other third parties.

The Company notes that the consent requirements of Section 7 and Rule 436 are directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information obtained from the report from Future Market Insights Inc. reflects aggregated market data and was not prepared for purposes of the Registration Statement.

Furthermore, the Company respectfully submits that Future Market Insights Inc. is not an “expert” under Rule 436 and accordingly, the Company does not believe consents would be required to be filed as exhibits to Submission No. 3. Pursuant to Rule 436 under the Securities Act, a consent is required to be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Under Section 7 of the Securities Act, an “expert” is defined to include “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Future Market Insights Inc., which is a research consulting firm within an industry group that is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such third parties as experts or the statements are purported to be made on the authority of such providers as “experts.”

As a result of the foregoing, the Company respectfully submits that Future Market Insights Inc. is not an expert of the kind whose consent would be required to be filed pursuant to Rule 436.

Management

Executive Officers and Directors, page 76

21.	For the Chairman and each Non-Employee Director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please also disclose the ages of Mr. Donfeld and Dr. Strydom. Please refer to Items 401(a) and 401(e).

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 77, 78 and 79 of Amendment No. 2 to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the Chairman and each Non-Employee Director should serve as a director of the Company.

Chief Scientific Adviser Agreement with Dr Ronander, page 89

22.	We refer to your disclosure that Dr. Ronander has agreed to serve as chief scientific adviser to the board of directors. Elsewhere in the prospectus, you refer to Dr. Ronander as “your Chief Scientific Adviser.” Please clarify if Dr. Ronander is providing services to the Company or the board of directors. Additionally, please tell us what consideration you gave to whether Dr. Ronander is an “executive officer” of the Company as such term is defined in Rule 3b-7 of the Exchange Act or a “named executive officer” of the Company pursuant to Item 402(a)(3) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 61, 89 and 90 to clarify that Dr. Ronander is providing services to the board of directors of the Company. The Company respectfully advises the Staff that the Company considered the definition of “executive officer” in Rule 3b-7 under the Securities Exchange Act of 1934 in determining that only our chairman, chief executive officer and chief financial officer and our former executive vice president and chief operating officer met the definition of “executive officer” under Rule 3b-7 in 2021. Other than its two named executive officers, the Company did not have any officers or employees who performed policy-making functions or were “in charge of a principal business unit, division or function” for the Company in 2021 within the meaning of Rule 3b-7. Consequently, the Company concluded that only our current chairman, chief executive officer and chief financial officer and our former executive vice president and chief operating officer should be identified as “named executive officers” in our executive compensation disclosures for the year ended December 31, 2021 under Item 402(a)(3) of Regulation S-K.

The Company respectfully advises the Staff that in connection with the filing of Amendment No.2 the Company evaluated the roles and responsibilities of its various officers and key employees. The Company determined that Dr Hendrik Strydom met the standards of an “executive officer,” under Rule 3b-7 of the Securities Exchange Act of 1934 as a result of his appointment as Chief Technology Officer in January 2022.

Consulting Agreements with Dr Strydom and Dr Ronander, page 89

23.	Please revise your description of the Consulting Agreements with Dr. Strydom and Dr. Ronander to describe the material terms of the agreements. In particular, please describe:

●	the amount and timing of cash payments in connection with licensing upfront payments are paid to the company;
●	the termination provisions of such agreements; and
●	the nature of the potential licensing transaction relating to the enrichment of uranium.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the description of the Consulting Agreements with Dr. Strydom and Dr. Ronander on page 90 to describe the material terms of the consulting agreements.

Indemnification Arrangements with Drs Ronander and Strydom, page 89

24.	Please expand on your disclosure regarding your agreement to indemnify Drs. Ronander and Strydom for up to $3.2 million in connection with any claim by a creditor of Klydon. Please explain the circumstances that led to these indemnities and whether you view any payment obligation under these indemnities as probable. Please disclose whether Klydon is providing indemnity against these claims as well.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 90 of Amendment No. 2.

Letter of Intent for Klydon Shares or Assets, page 89

25.	Please identify the the shareholder of Klydon with whom you have entered the letter of intent.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 90 to identify the shareholder of Klydon that is a party to the letter of intent.

Principal Stockholders, page 90

26.	Please revise the footnotes to the beneficial ownership table to disclose the natural persons who hold voting and/or dispositive control over the shares held by Broadband Capital Investments LLC and the entities affiliated with Titan Multi-Strategy Fund I, Ltd.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the footnotes to the beneficial ownership table on page 92 to disclose the natural persons who hold voting and/or dispositive control over the shares held by Broadband Capital Investments LLC and Titan Multi-Strategy Fund I, Ltd.

Description of Capital Stock

Registration Rights, page 92

27.	We note your reference to an Investor Rights Agreement on page 92. This section includes a cross reference to the “Shares Eligible for Future Sale” section of the prospectus. However, the Investor Rights Agreement does not appear to be discussed in that section. Please clarify or revise your disclosure as appropriate. Additionally, please file the Investor Rights Agreement as an exhibit to the Registration Statement or provide us your basis for determining it is not required pursuant to Regulation S-K, Item 601(b)(10).

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to clarify that certain subscription agreements with investors included “piggyback” registration rights (but no “demand” registration rights). The Company has also filed the form of subscription agreement as Exhibit 10.15 to Amendment No. 2.

Exclusive Forum, page 94

28.	We note your disclosure on page 94 and elsewhere in the prospectus that the exclusive forum provision in your amended and restated certificate of incorporation will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

Company Response: The Company advises the Staff that the exclusive forum provisions in the Company’s Amended and Restated Certificate of Incorporation that will be effective upon the closing of this offering will state that the designation of the Delaware Court of Chancery as the exclusive forum will not apply to suits brought to enforce a duty or liability created by the Exchange Act.

Representative’s Warrants, page 102

29.	We note that you plan to issue representative’s warrants but do not see them listed in the fee table. Please tell us whether you plan to register the representative’s warrants and the shares of common stock underlying the warrants and revise the fee table accordingly.

Company Response: The Company advises the Staff that it currently does not plan to register the representative’s warrants and the shares of common stock underlying the warrants.

1. Organization, page F-7

30.	Please disclose your accounting for the October 2021 acquisition of the assets of Molybdos by your South African subsidiary for ZAR 11,000,000 (approximately USD $734,000.) Disclose the nature of and the valuation for the assets purchased. Explain how this transaction is reported in your statements of cash flows on page F-6. In your response please identify the specific paragraphs within the authoritative literature that you have relied upon to support your accounting and presentation, for example, the ASC 805 framework. Please assure that you have provided all of the required disclosures in your financial statements as applicable.

Company Response: The Company respectfully acknowledges the Staff’s comment and provides the following response.

The equipment purchased in the auction of Molybdos assets included production equipment used in the enrichment of Molybdenum. The group of equipment was not a complete set of production equipment needed to enrich Molybdenum as the previous owner was still in the process of acquiring all the necessary equipment before it shut down its operations. Management has analyzed the acquisition utilizing the guidance of ASC805 and has concluded that the acquisition is simply a purchase of equipment and no disclosure regarding evaluating the purchase as a business is considered necessary.

8. License Agreements, page F-13

31.	Please revise the filing to include the disclosures required by ASC 850-10-50 for all the related party transactions with Klydon.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-12, F-13 and F-14 of Amendment No. 2.

9. Stockholders Equity

Common Stock Warrants, page F-14

32.	You explain that in September 2021, you issued warrants fair valued at $1,735,841, and awarded founder stock fair valued at $500,000 for no cash consideration. Please tell us your consideration of disclosing the information related to these awards on the face of your Consolidated Statement of Cash Flows as non-cash transactions similar to your presentation of the Right-of-use assets obtained in exchange for lease liability. Refer to ASC 230-10-50-3 and 50-4.

Company Response: The Company respectfully acknowledges the Staff’s comment and provides the following response.

The warrants and founder stock is a non-cash expense included in net loss and therefore is removed from net loss on the statement of cashflows to get to net cash used in operations. The presentation of ROU asset is only on the balance sheet and not in net loss and therefore is presented below the table.

33.	We note that one of the significant inputs in the Black-Sholes model is the estimated fair value of your common shares. Please revise to disclose the estimated fair value of the common shares at each common stock warrant valuation date.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page F-14 of Amendment No. 2.

Exhibits and Financial Statement Schedules, page II-3

34.	We note that you intend to file an Advisory Agreement by and between the registrant and ChemBridges LLC, dated October 27, 2021 as exhibit 10.8 to the registration statement. Please include a description of the Advisory Agreement in the prospectus.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 91 of Amendment No. 2 to include a description of the Advisory Agreement.

General

35.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Company Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

[Remainder of page intentionally blank. Signature page follows.]

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (858) 677-1470 or donald.ainscow@us.dlapiper.com.

Sincerely,

/s/ Donald G. Ainscow
Donald G. Ainscow
DLA Piper LLP (US)

Enclosures:

cc:	Paul Mann, Chairman, Chief Executive Officer and Chief Financial Officer
ASP Isotopes Inc.